SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                     SEC File Number 811-09069
                                                        CUSIP Number 001824101

                           NOTIFICATION OF LATE FILING

(Check One):
[   ] Form 10-K and Form 10-KSB             [  ] Form 20-FK
[   ] Form 11-K                             [  ] Form 10-Q and Form 10-QSB
[ X ] Form N-SAR

         For Period Ended: December 31, 1998

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

For the Transition Period Ended:____________________________



     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I.-REGISTRANT INFORMATION

         Full Name of Registrant (Former Name if Applicable)

                       ANZ Exchangeable Preferred Trust II


         Address of Principal Executive Office (Street and Number)

                            c/o Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19715

PART II.-RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X
__ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

__ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.-NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         McGladry & Pullen LLP, the Trust's accountants, have not finalized the Trust's financial statements for the year ended December 31, 1998. A representative of The Bank of New York, the Trust's Administrator, indicated that the Trust's financial statements will be provided to Deloitte & Touche LLP, the Trust's independent auditors, on or about March 10, 1999.

PART IV.-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Betty A. Cocozza                                (212)             815-5366
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(Name)                                      (Area code)       (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  X
                  __ Yes                    __ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            X
                  __ Yes                    __ No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         ANZ EXCHANGEABLE PREFERRED TRUST II (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 9, 1999

By:               Donald J. Puglisi
                  Managing Trustee